



The InterGroup Corporation

ANNUAL REPORT

Fiscal Year Ended June 30, 2012

MESSAGE FROM THE CHAIRMAN

Dear Shareholders:

Our fiscal year ended June 30, 2012, was most notable in that we made real, substantial progress toward our long-term goal of increasing the intrinsic value of the Company. We realized significantly improved operating results at our hotel property, and our real estate operations saw increases in both revenue and operating income. Our major investment, Comstock Mining, Inc., ("Comstock Mining" – NYSE MKT: LODE) continued its dramatic transformation from a junior exploration company into one of Nevada's newest gold and silver mining producers.

HOTEL OPERATIONS

From foresight, to execution through the persistent dedication of our management team, our Hilton San Francisco Financial District hotel property (the "Hotel") positioned itself and capitalized on the recovery of the hotel industry that continued in the Bay Area during fiscal 2012. Lead by Geoffrey Palermo, Managing Director of Justice Investors, and Kevin O'Brien, our Hotel General Manger, working directly with the members of Portsmouth's Hotel Committee, we significantly increased the operating income of the Hotel while improving the guest experience. The Hotel generated income from operations of $6,637,000, before interest expense, on operating revenues of $42,462,000 for the fiscal year ended June 30, 2012, compared to operating income of $3,318,000, before interest expense, on operating revenues of $36,282,000 for the fiscal year ended June 30, 2011. Room revenues increased by $5,054,000, and food and beverage revenues increased by $751,000, compared to fiscal 2011. We also saw an increase in garage revenues to $2,765,000 in fiscal 2012 from $2,599,000 in fiscal 2011. As a result of the significant increase in operating income and a decrease in depreciation and amortization expense, we were able to generate net income from hotel operations of $3,913,000 in fiscal 2012, compared to net income of $512,000 in fiscal 2011.

The significant improvement in room revenues was primarily attributable to a $28 increase in average daily room rates to $191 in fiscal 2012 from $163 in fiscal 2011, as the Hotel was able to improve its mix of business in the higher rated business, leisure and group travel segments in Fiscal 2012. Occupancy rates also increased to 87%, from 86%, due to increased demand for hotel rooms in San Francisco and our ability to capture a greater share of those rooms by using innovative marketing strategies focused on enhancing guest satisfaction. As a result of these excellent sales and marketing efforts, our team boosted the Hotel's revenue per available room (RevPar) to $166, which was a $26 increase from fiscal 2011. Those results made it possible for Justice Investors to declare its first limited partnership distribution in three years as the Partnership made a total distribution of $1,000,000 in December 2011, of which Portsmouth received $500,000.

Our highest priority is guest satisfaction. We believe that enhancing the guest experience differentiates the Hotel from our competition building the most sustainable guest loyalty. In Fiscal 2012, we launched and celebrated our new executive lounge on the 26th floor, featuring inspiring views of the San Francisco city skyline. We upgraded the lobby and common areas. We also improved our restaurant facilities, food and beverage services and now provide advanced technological amenities throughout our lobby.

We have commenced a significant, "green" project that retrofits all of our guest room windows with new "double-pane" inserts that result in greater energy savings and better sound attenuation for our guests. The Hotel is a leader in implementing Hilton's Huanying ("Welcome") program that features a tailored experience for Chinese travelers. We continue taking steps that further develop our ties with the local Chinese community and the city of San Francisco. We are genuinely integrating ourselves into these growing fabrics of the community, representing good corporate citizenship and promoting important, new business opportunities.

Moving forward, we will always focus on providing our guests with a memorable hotel experience so we top their list of San Francisco destinations. We continue targeting international business, especially from China, and have heightened our focus on capturing the higher rated, leisure and group travel segments of our business. During the past year, we saw steady improvement in these key business segments. If that trend continues, it should translate into an increase in overall room revenues and profitability. However, like all hotels, our business will remain subject to the uncertain domestic and global economic environment factors. We think about disrupters, like Hurricane Sandy, and try to consider how we best trim the negative implications on our business.

REAL ESTATE OPERATIONS

We operate in a highly competitive rental market. Our real estate operations showed steady improvement under the dedicated guidance of our Vice President Real Estate, David Gonzalez. Real estate revenues increased to $14,537,000 for the fiscal year ended June 30, 2012 compared to revenues of $13,571,000 for the fiscal year ended June 30, 2011. Real estate operating expenses increased to $7,885,000 from $7,349,000. Most of the $833,000 increase in rental revenues is attributable to our properties located outside of California, primarily in Texas, while revenues from our California properties remained relatively static due to local rent control laws and other factors.

In January 2012, the Company realized the value in its real estate portfolio by selling its 24-unit apartment complex located in Los Angeles, California for $4,370,000 and recorded a realized gain on the sale of real estate of $1,710,000. This was reflected under discontinued operations in the Company's consolidated statements of operations. From that sale, the Company realized net proceeds of $2,607,000 after selling costs and the payoff of the existing mortgage note.

As part of our efforts to be socially responsible and environmentally sensitive, we have begun a major conversion of our Parsippany, New Jersey 151-unit apartment complex from heating oil to a cleaner burning and more efficient natural gas system. This conversion allows the Company to abandon old and inefficient domestic-hot-water and heating systems in favor of new boilers that will provide domestic heat and hot water to individual apartments. These improvements provide our residents with a better and more reliable delivery system, with individual controls, so they can take responsibility of their energy usage. In addition, we are upgrading our units with new advanced, high efficiency natural-gas stoves and adding full-size washers and gas-dryers for each apartment. These upgrades, as well other improvements, should result in greater tenant satisfaction and ultimately higher rental rates.

During fiscal 2012, we refinanced one of our California properties with a new, 4.25% fixed loan for the first five years and variable for the remaining five years. During fiscal 2011, we refinanced adjustable rate mortgages on several of our California properties with favorable 10-year fixed rate mortgages. Subsequent to June 30, 2012, the Company has continued to take advantage of the favorable interest rate environment by refinancing six of our smaller California properties with new loans totaling $3,335,000 with 5-year fixed interest rates ranging between 3.85% - 4.25%. Thereafter, we financed two new loans for our largest, multifamily out-of-state properties in a total amount of $30,280,000 with 10-year fixed interest rates between 3.51% - 3.73%. We have tried to be opportunistic, as the Federal Reserve creates an accommodating environment. With some of these loans, the Company was also able to draw down and reallocate some of the equity from those properties for the best possible future returns, including the completion of our stock buy-back program and initiating an additional, 100,000 share buy-back authorization.

We have now completed the refinancing of most of our real estate portfolio and will continue to be opportunistic in our refinancing efforts, depending on market conditions and other factors. While in several instances we could have obtained lower variable rate loans, we took the more conservative, longer-term, approach to refinance with fixed rate mortgages, effectively guarding against potentially higher future rate exposure, providing our company with stability and predictability, at an attractive cost. We will also continue to review and analyze the Company's real estate operations to improve occupancy and rental rates, control expenses and improve efficiencies.

INVESTMENTS

We are primarily long-term, strategic and opportunistic investors. It remains our philosophy to look at investment results over the longer term and not in any one particular period. We believe this approach has built a greater intrinsic and sustainable value for our Company and its shareholders. Our balance sheet does not consistently reflect the intrinsic value we are creating day-by-day, month-by-month, year-by-year. We are constantly seeking opportunities to increase that intrinsic value for our shareholders. We caution that we cannot expect our future results to be consistent from year to year. For example, in fiscal 2011 the Company had net income from investments of $13,227,000, while in fiscal 2012 the Company had a loss from investments of $6,191,000. The primary component of the Company's significant income from investments in fiscal 2011 was the recording of an unrealized gain of $11,422,000 related to the recapitalization of Comstock Mining, where we exchanged our debt for new preferred equity. While the recording of this gain happened in one particular year, it is just a small reflection of the value we believe that we have created in Comstock Mining.

MESSAGE FROM THE CHAIRMAN ■

Our significant investment in Comstock Mining is a leading example of our notions of wealth creation and our long-term investment strategy for building meaningful, sustainable intrinsic value for the Company. We started investing in Comstock Mining around 2004 when that company was known as Goldspring, Inc. and gold was trading in the $300 to $400 per ounce range. Goldspring then owned less than 100 acres of land with various mineral claims. Your Chairman envisioned the possibility of a more substantial land and data consolidation of the historic Nevada Comstock Lode. This was to be accomplished by first leveraging the vast amount of geological information and then adding to that knowledge through strategic resource planning and exploratory drilling, with the ultimate goal of resuming mining and building a world-class production enterprise. It was an aggressive, unprecedented consolidation that left your Chairman, InterGroup and its subsidiaries, Santa Fe and Portsmouth, funding most of the capital to sustain the project.

With our assistance, Comstock Mining was able to restructure and recapitalize the company. On October 20, 2010, as part of Comstock Mining's recapitalization, the Company and its subsidiaries exchanged approximately $13,231,000 in notes, convertible notes and debt instruments that it held in Comstock Mining for 13,231 shares ($1,000 stated value) of newly created 7½% Series A-1 Convertible Preferred Stock (the "A-1 Preferred") of Comstock. While the dividend rate of 7.5% and the conversion rights on the Preferred Stock is certainly favorable to the Company, our focus has been on the potential for significant growth in the intrinsic value of the business of Comstock Mining.

With its recapitalization in place, Comstock Mining has been able to raise new equity capital from some of the most respected resource investment institutions in the United States, enabling the implementation of its strategic plan. With our help, Comstock Mining has consolidated more than 6,000 acres of Nevada's famous Comstock Lode District, amassing the single largest known repository of historical and current geological data on the Comstock Lode region. Comstock Mining secured permits, built an infrastructure and commenced production in 2012, culminating in its first Dore pore of gold and silver in September 2012, with a ratio of approximately ten ounces of silver for each ounce of gold. Comstock Mining continues acquiring additional properties in the district, expanding its footprint and creating opportunities for further exploration and mining. The goal of its strategic plan is to deliver stockholder value by validating qualified resources (at least measured and indicated) and reserves (probable and proven) of 3,250,000 gold equivalent ounces in 2013, and sustaining commercial mining and processing operations with initial annual production rates of 20,000 gold equivalent ounces. We believe each step of this strategic plan, as implemented, has incrementally added to the intrinsic value of the Company's investment in Comstock Mining.

Very few junior mining companies ever make it past the exploratory stage and into production. The necessary expertise, infrastructure costs, permitting requirements, and production challenges are too much for most mining companies to overcome. Rarer still is a mining company that prioritizes the conscious care and development of the territory above all else, exemplifying the highest standards of socially and environmental responsibility, while achieving its economic objectives. The Company uses progressive planning and project management methods for achieving these results in this most responsible manner. Comstock Mining has committed to protecting, preserving, enhancing and celebrating the Comstock. The resulting restorations of historic sites elevates Nevada's Comstock Lode District, provides an educational forum on the great history that it represents and creates a sustainable community development that capitalizes on opportunities beyond mining for all. As Chairman of Comstock Mining, I am proud of these accomplishments and goals. Helping make that possible is the leadership exhibited by the company's President and CEO, Corrado DeGasperis, augmented by a strong board of directors which includes recognized mining and processing experts, Robert Reseigh and Daniel Kappes, each with more than 40 years of experience in the industry. We have also assembled a talented project management, geological development and production team focused on the sustainability of Comstock's mining and processing operations and achieving positive cash flows.

CONCLUSION

During fiscal 2012 we made significant strides to improve the Company's hotel and real estate operations and build long-term value for our shareholders. The progress made in our major investment in Comstock Mining is truly remarkable. Very few junior mining companies ever make it past the exploratory stage and into production. While there is still much work to be done and challenges to face, we believe that the future looks bright for Comstock Mining, especially in these uncertain economic times.

MESSAGE FROM THE CHAIRMAN ■

We recognize the economic and political challenges that face our Country. The recent fiscal cliff showdown highlights the precarious situation we are in, especially if we do not work together to get the Nation's financial house in order. I commend Chairman Bernanke of the Federal Reserve for his efforts in keeping the economy going and building an economic bridge until the politicians can agree to collaborate, not as Democrats or Republicans, but as Americans, and do what is right for our Country. We are cognizant on how this process impacts the economy and we will make our business decisions accordingly. We have great hope for America and see great potential ahead, but it's up to our politicians to lead us out of this fiscal crisis and put us on the road to recovery. Our hard assets hedge this risk, but we believe we will see significant upside for our Company, based on our efforts to increase our intrinsic value, every day.

I would like to thank our dedicated board, officers and staff, who have all contributed to our success. As a team, we will continue to work to maximize the intrinsic value of the Company and all of its assets.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30, 2012		June 30, 2011	
Revenues	$	56,999,000	$	49,853,000
Net (loss) income	$	(671,000)	$	10,443,000
Net income attributable to noncontrolling interest	$	(1,656,000)	$	(1,692,000)
Net (loss) income attributable to InterGroup	$	(2,327,000)	$	8,751,000
Net (loss) income per share attributable to InterGroup	$	(0.97)	$	3.63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BURR PILGER MAYER, INC.

To the Board of Directors and
Shareholders of The Intergroup Corporation:

We have audited the accompanying consolidated balance sheets of The InterGroup Corporation and its subsidiaries (the Company) as of June 30, 2012 and 2011, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the two-year period ended June 30, 2012. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The InterGroup Corporation and its subsidiaries as of June 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.



San Francisco, California
September 20, 2012

CONSOLIDATED BALANCE SHEETS ■

As of June 30,	*2012*	*2011*
ASSETS		
Investment in hotel, net	$ 40,678,000	$ 40,143,000
Investment in real estate, net	65,051,000	66,844,000
Properties held for sale	-	2,426,000
Investment in marketable securities	8,981,000	19,438,000
Other investments, net	15,661,000	17,285,000
Cash and cash equivalents	2,100,000	1,364,000
Restricted cash	1,977,000	2,148,000
Other assets, net	5,373,000	4,718,000
Total Assets	$ 139,821,000	$ 154,366,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and other liabilities	$ 3,628,000	$ 3,235,000
Accounts payable and other liabilities - hotel	8,119,000	8,112,000
Due to securities brokers	1,729,000	9,454,000
Obligations for securities sold	731,000	674,000
Other notes payable	2,072,000	2,786,000
Mortgage notes payable - hotel	44,321,000	45,179,000
Mortgage notes payable - real estate	70,654,000	70,897,000
Mortgage notes payable - properties held for sale	-	1,540,000
Deferred income taxes	4,981,000	5,987,000
Total Liabilities	136,235,000	147,864,000
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $.01 par value, 100,000 shares authorized; none issued	-	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,346,588 and 3,322,172 issued; 2,347,596 and 2,398,438 outstanding, respectively	33,000	33,000
Additional paid-in capital	9,417,000	9,371,000
Retained earnings	10,614,000	12,941,000
Treasury stock, at cost, 998,992 and 923,734 shares, respectively	(11,757,000)	(10,299,000)
Total InterGroup Shareholders' Equity	8,307,000	12,046,000
Noncontrolling interest	(4,721,000)	(5,544,000)
Total Shareholders' equity	3,586,000	6,502,000
Total Liabilities and Shareholders' Equity	$ 139,821,000	$ 154,366,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ■

For the years ended June 30,	*2012*	*2011*
Revenues:		
Hotel	$ 42,462,000	$ 36,282,000
Real estate	14,537,000	13,571,000
Total revenues	56,999,000	49,853,000
Costs and operating expenses:		
Hotel operating expenses	(33,465,000)	(29,299,000)
Real estate operating expenses	(7,885,000)	(7,349,000)
Depreciation and amortization expense	(4,446,000)	(6,303,000)
General and administrative expense	(1,844,000)	(1,877,000)
Total costs and operating expenses	(47,640,000)	(44,828,000)
Income from operations	9,359,000	5,025,000
Other income (expense):		
Interest expense	(6,221,000)	(6,339,000)
Net (loss) gain on marketable securities	(4,444,000)	2,675,000
Net unrealized (loss) gain on other investments and derivatives	(436,000)	11,565,000
Impairment loss on other investments	(917,000)	(976,000)
Dividend and interest income	1,251,000	1,540,000
Trading and margin interest expense	(1,645,000)	(1,577,000)
Net other (expense) income	(12,412,000)	6,888,000
Income (loss) before income taxes	(3,053,000)	11,913,000
Income tax benefit (expense)	1,481,000	(3,608,000)
Income (loss) from continuing operations	(1,572,000)	8,305,000
Discontinued operations:		
Income from discontinued operations	59,000	305,000
Gain on sale of real estate	1,710,000	3,290,000
Income tax expense	(868,000)	(1,457,000)
Income from discontinued operations	901,000	2,138,000
Net (loss) income	(671,000)	10,443,000
Less: Net income attributable to the noncontrolling interest	(1,656,000)	(1,692,000)
Net (loss) income attributable to InterGroup	$ (2,327,000)	$ 8,751,000
Net (loss) income per share from continuing operations		
Basic	$ (0.66)	$ 3.44
Diluted	$ (0.66)	$ 3.31
Net income per share from discontinued operations		
Basic	$ 0.38	$ 0.89
Diluted	$ 0.38	$ 0.85
Net (loss) income per share attributable to InterGroup		
Basic	$ (0.97)	$ 3.63
Diluted	$ (0.97)	$ 3.49
Weighted average number of common shares outstanding	2,389,659	2,411,242
Weighted average number of diluted common shares outstanding	2,389,659	2,506,888

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) ■

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	InterGroup Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity (Deficit)
Balance at June 30, 2010	3,290,872	$ 33,000	$ 9,109,000	$ 4,190,000	$ (9,564,000)	$ 3,768,000	$ (7,152,000)	$ (3,384,000)
Net income	-	-	-	8,751,000	-	8,751,000	1,692,000	10,443,000
Issuance of stock	4,716	-	72,000	-	-	72,000	-	72,000
Conversion of RSU to stock	17,564	-	-	-	-	-	-	-
Stock options exchanged for stock	6,020	-	-	-	-	-	-	-
Exercise of stock options	3,000	-	38,000	-	-	38,000	-	38,000
Stock options expense		-	278,000	-	-	278,000	-	278,000
Investment in Santa Fe	-	-	(126,000)	-	-	(126,000)	(84,000)	(210,000)
Purchase of treasury stock	-	-	-	-	(735,000)	(735,000)	-	(735,000)
Balance at June 30, 2011	3,322,172	33,000	9,371,000	12,941,000	(10,299,000)	12,046,000	(5,544,000)	6,502,000
Net loss	-	-	-	(2,327,000)	-	(2,327,000)	1,656,000	(671,000)
Issuance of stock	3,532	-	88,000	-	-	88,000	-	88,000
Conversion of RSU to stock	20,884	-	-	-	-	-	-	-
Stock options expense	-	-	241,000	-	-	241,000	-	241,000
Investment in Santa Fe	-	-	(239,000)	-	-	(239,000)	(232,000)	(471,000)
Investment in Portsmouth	-	-	(44,000)	-	-	(44,000)	(101,000)	(145,000)
Purchase of treasury stock	-	-	-	-	(1,458,000)	(1,458,000)	-	(1,458,000)
Distributions to noncontrolling interest	-	-	-	-	-	-	(500,000)	(500,000)
Balance at June 30, 2012	3,346,588	$ 33,000	$ 9,417,000	$ 10,614,000	$ (11,757,000)	$ 8,307,000	$ (4,721,000)	$ 3,586,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the years ended June 30,	*2012*	*2011*
Cash flows from operating activities:		
Net (loss) income	$ (671,000)	$ 10,443,000
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	4,471,000	6,311,000
Gain on sale of real estate	(1,710,000)	(3,290,000)
Net unrealized loss (gain) on marketable securities	1,816,000	(2,628,000)
Unrealized loss (gain) on other investments and derivative instruments	436,000	(11,565,000)
Impairment loss on other investments	917,000	976,000
Gain on insurance recovery	-	(322,000)
Stock compensation expense	329,000	350,000
Changes in assets and liabilities:		
Investment in marketable securities	8,641,000	(9,098,000)
Other assets	(732,000)	(133,000)
Accounts payable and other liabilities	7,000	874,000
Due to securities broker	(7,725,000)	7,219,000
Obligations for securities sold	57,000	(1,024,000)
Deferred taxes	(613,000)	4,852,000
Net cash provided by operating activities	5,223,000	2,965,000
Cash flows from investing activities:		
Proceeds from sale of real estate	4,111,000	5,291,000
Investment in hotel	(2,818,000)	(1,787,000)
Investment in real estate	(293,000)	(5,218,000)
Proceeds from (investment) in other investments	271,000	(45,000)
Investment in Santa Fe	(471,000)	(210,000)
Investment in Portsmouth	(145,000)	-
Restricted cash	171,000	(507,000)
Net cash provided by (used in) investing activities	826,000	(2,476,000)
Cash flows from financing activities:		
Distributions to noncontrolling interest	(500,000)	-
Borrowings from mortgage notes payable	2,095,000	13,654,000
Principal payments on mortgage notes payable	(4,736,000)	(12,320,000)
Payments on other notes payable	(714,000)	(902,000)
Purchase of treasury stock	(1,458,000)	(735,000)
Proceeds from exercise of options	-	38,000
Net cash used in financing activities	(5,313,000)	(265,000)
Net increase in cash and cash equivalents	736,000	224,000
Cash and cash equivalents at the beginning of the year	1,364,000	1,140,000
Cash and cash equivalents at the end of the year	$ 2,100,000	$ 1,364,000
Supplemental information:		
Income tax paid	$ 159,000	$ 116,000
Interest paid	$ 6,830,000	$ 7,037,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Description of the Business

The InterGroup Corporation, a Delaware corporation, ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2012, the Company had the power to vote 83.9% of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). This percentage includes the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI). InterGroup also directly owns approximately 12.5% of the common stock of Portsmouth. Portsmouth has a 50.0% limited partnership interest in Justice Investors ("Justice", "the Partnership" or "the Hotel") and serves as one of the two general partners. The other general partner, Evon Corporation ("Evon"), served as the managing general partner until December 1, 2008 at which time Portsmouth assumed the role of managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company.

Justice owns a 543-room hotel property located at 750 Kearny Street, San Francisco California, known as the *Hilton San Francisco Financial District* (the Hotel) and related facilities including a five level underground parking garage. The Hotel is operated by the partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. Justice also has a Management Agreement with Prism Hospitality L.P. (Prism) to perform the day-to-day management functions of the Hotel.

Justice leased the parking garage to Evon through September 30, 2008. Effective October 1, 2008, Justice and Evon entered into an Installment Sale Agreement whereby Justice purchased all of Evon's right, title, and interest in the remaining term of its lease of the parking garage, which was to expire on November 30, 2010, and other related assets. Justice also agreed to assume Evon's contract with Ace Parking Management, Inc. ("Ace Parking") for the management of the garage and any other liabilities related to the operation of the garage commencing October 1, 2008. The management agreement with Ace Parking was extended for another 62 months, effective November 1, 2010. The Partnership also leases a day spa on the lobby level to Tru Spa. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

Due to the temporary closing of the Hotel to undergo major renovations from May 2005 until January 2006 to transition and reposition the Hotel from a Holiday Inn to a Hilton, and the substantial depreciation and amortization expenses resulting from the renovations and operating losses incurred as the Hotel ramped up operations after reopening, Justice has recorded net losses. These losses were anticipated and planned for as part of the Partnership's renovation and repositioning plan for Hotel and management considers those net losses to be temporary. The Hotel has been generating positive cash flows from operations since June 2006. For the fiscal years ended June 30, 2012 and 2011, the Partnership reversed that trend as net income was $3,913,000 and $512,000, respectively. Hotel operations improved significantly during the last two fiscal years and depreciation and amortization expenses decreased as many of the furniture and fixture improvements from the renovation of the Hotel reached full deprecation during the fiscal 2011. Management believes that the revenues expected to be generated from the Hotel, garage and the Partnership's leases will be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is significant equity in the Hotel to support additional borrowings, if necessary.

In addition to the operations of the Hotel, the Company also generates income from the ownership of real estate. Properties include apartment complexes, commercial real estate, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. The Company's residential rental properties located in California are managed by a professional third party property management company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Investment in Hotel, Net

The Hotel property and equipment are stated at cost less accumulated depreciation. Building improvements are being depreciated on a straight-line basis over their useful lives ranging from 3 to 39 years. Furniture, fixtures, and equipment are being depreciated on a straight-line basis over their useful lives ranging from 3 to 7 years.

Repairs and maintenance are charged to expense as incurred. Costs of significant renewals and improvements are capitalized and depreciated over the shorter of its remaining estimated useful life or life of the asset. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts; any resulting gain or loss is included in other income (expenses).

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset, including any intangible assets associated with that asset, exceeds its estimated undiscounted net cash flow, before interest, the Partnership will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset's remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the property. No impairment losses were recorded for the years ended June 30, 2012 and 2011.

Investment in Real Estate, Net

Rental properties are stated at cost less accumulated depreciation. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

The Company also reviews its rental property assets for impairment. No impairment losses on the investment in real estate have been recorded for the years ended June 30, 2012 and 2011.

The fair value of the tangible assets of an acquired property, which includes land, building and improvements, is determined by valuing the property as if they were vacant, and incorporates costs during the lease-up periods considering current market conditions and costs to execute similar leases such lost rental revenue and tenant improvements. The value of tangible assets are depreciated using straight-line method based upon the assets estimated useful lives.

The value of above or below market lease is based on the present value, using an interest rate which reflects the risks associated with the lease acquired, of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) management's estimate of fair market lease rate for the corresponding in-place lease, measured over a period that the leases are expected to remain in effect. In connection with the Company's acquisition of a real property during the year ended June 30, 2011, the Company recorded below-market lease liability of approximately $427,000 and amortizes such amount as an increase to rental income over period that the leases are expected to remain in effect, which range from 1 year to 15 years.

Investment in Marketable Securities

Marketable securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments, Net

Other investments include non-marketable securities (carried at cost, net of any impairments loss), non –marketable warrants (carried at fair value) and certain preferred securities, received in exchange for debt instruments, carried at a book basis, initially determined using the estimated fair value on the exchange date. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended June 30, 2012 and 2011, the Company recorded impairment losses related to other investments of $917,000 and $976,000, respectively.

Derivative Financial Instruments

The Company has investments in stock warrants and has entered into an interest rate swap, both of which are considered derivative instruments.

Derivative financial instruments consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, derivative financial instruments are initially, and subsequently, measured at fair value on the Company's consolidated balance sheets.

For the investment in stock warrants, the Company used the Black-Scholes option valuation model to estimate the fair value these instruments which requires management to make significant assumptions including trading volatility, estimated terms, and risk free rates. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based models are highly volatile and sensitive to changes in the trading market price of the underlying common stock, which has a high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, the Company's consolidated statement of operations will reflect the volatility in these estimate and assumption changes.

The Company measures the interest rate swap agreement at fair value at the end of each reporting period. The Company opted not designate the interest rate swap agreement as a cash flow hedge; hence, the change in fair value of the interest rate swap agreement is reported as unrealized gain or loss in the consolidated statement of operations.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Other Assets, Net

Other assets include accounts receivable, prepaid insurance, loan fees, franchise fees, license fees, inventory and other miscellaneous assets. Loan fees are stated at cost and amortized over the term of the loan using the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement (15 years). License fees are stated at cost and amortized over 10 years.

Accounts receivable from the Hotel and rental property customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectability of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Due to Securities Broker

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Accounts Payable and Other Liabilities

Accounts payable and other liabilities include trade payables, advance deposits and other liabilities.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Accounting standards for fair value measurement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2–inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3–inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue Recognition

Room revenue is recognized on the date upon which a guest occupies a room and/or utilizes the Hotel's services. Food and beverage revenues are recognized upon delivery. Garage revenue is recognized when a guest uses the garage space.

Rental revenue is recognized on the straight-line method of accounting whereby contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $445,000 and $337,000 for the years ended June 30, 2012 and 2011, respectively.

Income Taxes

Deferred income taxes are calculated under the liability method. Deferred income tax assets and liabilities are based on differences between the financial statement and tax basis of assets and liabilities at the current enacted tax rates. Changes in deferred income tax assets and liabilities are included as a component of income tax expense. Changes in deferred income tax assets and liabilities attributable to changes in enacted tax rates are charged or credited to income tax expense in the period of enactment. Valuation allowances are established for certain deferred tax assets where realization is not likely.

Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions.

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2012 and 2011, there were no liabilities for environmental remediation.

Earnings (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted income (loss) per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options and restricted stock units (RSUs). As of June 30, 2012, the Company had 47,255 stock options and RSUs that were considered potentially dilutive common shares. As of June 30, 2011, the Company had 95,646 stock options and RSUs that were considered potentially dilutive common shares. The basic and diluted earnings per share were the same for the year ended June 30, 2012 because of the Company's net loss from continuing operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04 (ASU 2011-04), "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (International Financial Reporting Standard)." ASU 2011-04 attempts to improve the comparability of fair value measurements disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. Amendments in ASU 2011-04 clarify the intent of the application of existing fair value measurement and disclosure requirements, as well as change certain measurement requirements and disclosures. ASU 2011-04 is effective for the Company beginning January 1, 2012 and has been applied on a prospective basis.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 changes the way other comprehensive income ("OCI") appears within the financial statements. Companies will be required to show net income, OCI and total comprehensive income in one continuous statement or in two separate but consecutive statements. Components of OCI may no longer be presented solely in the statement of changes in shareholders' deficit. ASU 2011-05 will be effective for the Company beginning July 1, 2012. For the years ended June 30, 2012 and 2011, the Company had no components of Comprehensive Income other than Net Income (loss) itself.

In September 2011, the FASB issued ASU No. 2011-09, Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80) — Disclosures about an Employer's Participation in a Multiemployer Plan, which requires employers that participate in multiemployer pension plans to provide additional quantitative and qualitative disclosures in order to provide more information about an employer's involvement in multiemployer pension plans. Although the majority of the amendments in this ASU apply only to multiemployer pension plans, there are also amendments that require changes in disclosures for multiemployer plans that provide postretirement benefits other than pensions. The Company adopted this ASU on June 30, 2012. This ASU impacted the Company's disclosures only and did not have any impact on the Company's financial position, results of operations, or cash flows. The disclosures required by this ASU are presented in Note 18 to the consolidated financial statements.

NOTE 2 - JUSTICE INVESTORS

On July 14, 2005, the FASB issued Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" which was codified into ASC Topic 910-810, "Real Estate – General – Consolidation", to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" which was codified into ASC 810-20, "Consolidation", eliminated the concept of "important rights"(ASC Topic 970-810) and replaces it with the concepts of "kick out rights" and "substantive participating rights". In accordance with guidance set forth in ASC Topic 970-20, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective as of July 1, 2006. For the years ended June 30, 2012 and 2011, the results of operations for Justice were consolidated with those of the Company.

On December 1, 2008, Portsmouth and Evon, as the two general partners of Justice, entered into a 2008 Amendment to the Limited Partnership Agreement (the "Amendment") that provides for a change in the respective roles of the general partners. Pursuant to the Amendment, Portsmouth assumed the role of Managing General Partner and Evon continued on as the Co-General Partner of Justice. The Amendment was ratified by approximately 98% of the limited partnership interests. The Amendment also provides that future amendments to the Limited Partnership Agreement may be made only upon the consent of the general partners and at least seventy five percent (75%) of the interests of the limited partners. Consent of at least 75% of the interests of the limited partners will also be required to remove a general partner pursuant to the Amendment.

Effective November 30, 2010, the general and limited partners of Justice Investors entered into an Amended and Restated Agreement of Limited Partnership, which was approved and ratified by more than 98% of the limited partnership interests of Justice. The Partnership Agreement was amended and restated in its entirety to comply with the new provisions of the California Corporations Code known as the "Uniform Limited Partnership Act of 2008". The amendment did not result in any material modifications of the rights or obligations of the general and limited partners.

Concurrent with the Amendment to the Limited Partnership Agreement, a new General Partner Compensation Agreement (the "Compensation Agreement") was entered into on December 1, 2008, among Justice, Portsmouth and Evon to terminate and supersede all prior compensation agreement for the general partners. Pursuant to the Compensation Agreement, the general partners of Justice will be entitled to receive an amount equal to 1.5% of the gross annual revenues of the Partnership (as defined), less $75,000 to be used as a contribution toward the cost of Justice engaging an asset manager. In no event shall the annual compensation be less than a minimum base of approximately $285,000, with eighty percent (80%) of that amount being allocated to Portsmouth for its services as managing general partner and twenty percent (20%) allocated to Evon as the co-general partner. Compensation earned by the general partners in each calendar year in excess of the minimum base, will be payable in equal fifty percent (50%) shares to Portsmouth and Evon.

NOTE 3 – INVESTMENT IN HOTEL, NET

Investment in hotel consisted of the following as of:

June 30, 2012	Cost	Accumulated Depreciation	Net Book Value
Land	$ 2,738,000	$ -	$ 2,738,000
Furniture and equipment	20,856,000	(18,185,000)	2,671,000
Building and improvements	56,909,000	(21,640,000)	35,269,000
	$ 80,503,000	$ (39,825,000)	$ 40,678,000

June 30, 2011	Cost	Accumulated Depreciation	Net Book Value
Land	$ 2,738,000	$ -	$ 2,738,000
Furniture and equipment	19,584,000	(17,075,000)	2,509,000
Building and improvements	55,363,000	(20,467,000)	34,896,000
	$ 77,685,000	$ (37,542,000)	$ 40,143,000

Depreciation expense for the years ended June 30, 2012 and 2011 was $2,299,000 and $3,605,000 respectively.

The Partnership leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $2,131,000 at June 30, 2012 and 2011, respectively. The accumulated depreciation on capital leases was $1,668,000 and $1,405,000 as of June 30, 2012 and 2011, respectively.

NOTE 4 - INVESTMENT IN REAL ESTATE, NET

At June 30, 2012, the Company's investment in real estate consisted of twenty-three properties located throughout the United States. These properties include eighteen apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties. The Company also owns two unimproved real estate properties located in Austin, Texas and Maui, Hawaii.

Investment in real estate included the following:

As of June 30,	2012	2011
Land	$ 25,781,000	$ 25,781,000
Buildings, improvements and equipment	71,119,000	70,826,000
Accumulated depreciation	(31,849,000)	(29,763,000)
	$ 65,051,000	$ 66,844,000

Depreciation expense from continuing operations for the years ended June 30, 2012 and 2011, was $2,086,000 and $2,638,000, respectively.

Three of the Company's properties located in Texas sustained damages due to hailstorm and fire during fiscal 2010. The Company's properties are covered by insurance. The Company estimated and reduced the carrying value of the properties damaged by approximately $651,000 during the year ended June 30, 2010. As of June 30, 2010, the Company received $147,000 from the insurance company for one of the properties. The Company also recorded an insurance receivable totaling $682,000 (which is included in the "Other Assets, net") for insurance claim made for the other two properties because the realizability of such amount was probable as of June 30, 2010. The proceeds and receivable from insurance totaling $829,000 exceeded the amount of property damage by $178,000. The excess amount was recorded as net gain from insurance recovery and was included in the "Real estate operating expenses" in the consolidated statements of operations during the year ended June 30, 2010. During the year ended June 30, 2011, the Company received additional proceeds of $322,000 related to the storm damage suffered during the fiscal year 2010. This amount was recorded as part of real estate revenue in fiscal 2011.

NOTE 5 – PROPERTY HELD FOR SALE AND DISCONTINUED OPERATIONS

In January 2012, the Company sold its 24-unit apartment complex located in Los Angeles, California for $4,370,000. The Company realized a gain on the sale of real estate of $1,710,000 and received net proceeds of $4,111,000 from the sale after selling costs. The Company paid off the related mortgage note payable balance of $1,504,000.

In January 2011, the Company sold its 132-unit apartment complex located in San Antonio, Texas for $5,500,000 and recognized a gain on the sale of real estate of $3,290,000. The Company received net proceeds of $2,030,000 after selling costs and the pay-off of the related outstanding mortgage note payable of $3,215,000. The proceeds were placed with a third party accommodator (included as part of other assets) for the purpose of executing a Section 1031 tax-deferred exchange for another property. In April 2011, the Company purchased a 9-unit beachside apartment complex located in Marina Del Rey, California for $4,000,000 to effectuate that exchange. As part of the purchase, the Company obtained a 10-year mortgage note payable in the amount of $1,487,000. The interest rate on the loan is fixed at 5.60% per annum, with monthly principal and interest payments based on a 30-year amortization schedule.

The note matures in May 2021. As part of the purchase, the Company recorded an asset of $427,000 related to having in-place apartment leases and a $427,000 liability related to having in-place leases that were below market leases in a rent control environment. The asset will be amortized over 27.5 years and the liability over 15 years.

In June 2011, the Company re-evaluated one of its property's that was previously classified as held for sale and concluded that the property no longer met the criteria for being classified as held for sale. As the result, the property was reclassified to operations and a depreciation catch-up of $726,000 was recorded in the consolidated statement of operations.

As of June 30, 2012, the Company did not have any property that was classified as held for sale.

The gain on the sale of real estate and the revenues and expenses from the operation of the properties that were sold are reported as income from discontinued operations in the consolidated statements of operations for the respective periods. The revenues and expenses are summarized as follows:

For the years ended June 30,	2012	2011
Revenues	$ 208,000	$ 900,000
Expenses	(149,000)	(595,000)
Income from discontinued operations	$ 59,000	$ 305,000

NOTE 6 - INVESTMENT IN MARKETABLE SECURITIES

The Company's investment in marketable securities consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could insure to its shareholders through income and/or capital gain.

At June 30, 2012 and 2011, all of the Company's marketable securities are classified as trading securities. The change in the unrealized gains and losses on these investments are included in earnings. Trading securities are summarized as follows:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Fair Value
As of June 30, 2012					
Corporate Equities	$ 7,181,000	$ 3,797,000	$ (1,997,000)	$ 1,800,000	$ 8,981,000
As of June 30, 2011					
Corporate Equities	$ 15,288,000	$ 6,147,000	$ (1,997,000)	$ 4,150,000	$ 19,438,000

As of June 30, 2012 and 2011, the Company had $1,507,000 and $969,000, respectively, of unrealized losses related to securities held for over one year.

Net gain (loss) on marketable securities on the statement of operations is comprised of realized and unrealized gains (losses). Below is the composition of the two components for the years ended June 30, 2012 and 2011, respectively.

For the year ended June 30,	2012	2011
Realized (loss) gain on marketable securities	$ (2,628,000)	$ 47,000
Unrealized (loss) gain on marketable securities	(1,816,000)	2,628,000
Net (loss) gain on marketable securities	$ (4,444,000)	$ 2,675,000

NOTE 7 – OTHER INVESTMENTS, NET

The Company may also invest, with the approval of the Securities Investment Committee and other Company guidelines, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses.

Other investments, net consist of the following:

Type	June 30, 2012	June 30, 2011
Preferred stock - Comstock, at cost	$ 13,231,000	$ 13,231,000
Private equity hedge fund, at cost	1,879,000	2,736,000
Corporate debt and equity instruments, at cost	269,000	569,000
Warrants - at fair value	282,000	749,000
	$ 15,661,000	$ 17,285,000

On October 20, 2010, as part of a debt restructuring of one of its investments, the Company exchanged approximately $13,231,000 in notes, convertible notes and debt instruments that it held in Comstock Mining, Inc. ("Comstock" – now NYSE MKT: LODE) for 13,231 shares ($1,000 stated value) of newly created 7 1/2% Series A-1 Convertible Preferred Stock (the "A-1 Preferred") of Comstock. Prior to the exchange, those notes and convertible debt instruments had a carrying value of $1,809,000, net of impairment adjustments. The Company accounted for the transaction as an exchange of its debt securities and recorded the new instruments (A-1 Preferred) received based on their fair value. The Company estimated the fair value of the A-1 Preferred at $1,000 per share, which was the stated value of the instrument, for a total of $13,231,000. The fair value of the A-1 Preferred had a similar value to the Series B preferred stock financing (stated value of $1,000 per share) by which Comstock concurrently raised $35.7 million in new capital from other investors in October 2010. The Company recorded an unrealized gain of $11,422,000 related to the preferred stock received in exchange for debt as part of the debt restructuring. This unrealized gain is included in the net unrealized gain on other investments in the Company's consolidated statements of operations for the year ended June 30, 2011.

The Company's Chairman and President also exchanged approximately $7,681,000 in notes and convertible notes held personally by him for 7,681 shares of A-1 Preferred. Together, the Company and Mr. Winfield will constitute all of the holders of the A-1 Preferred.

Each share of A-1 Preferred has a stated value of $1,000 per share and a liquidation and change of control preference equal to the stated value plus accrued and unpaid dividends. Commencing January 1, 2011, the holders are entitled to semi-annual dividends at a rate of 7.5% per annum, payable in cash, common stock, preferred stock or any combination of the foregoing, at the election of Comstock. At the holder's election, each share of A-1 Preferred is convertible at a fixed conversion rate (subject to anti-dilution) into 1,536 shares of common stock of Comstock, therefore converting into common stock at a conversion price of $0.6510. Each share of A-1 Preferred will entitle the holder to vote with the holders of common stock as a single class on all matters submitted to the vote of the common stock (on an as converted basis) and, for purposes of voting only, each share of A-1 Preferred shall be entitled to five times the number of votes per common share to which it would otherwise be entitled. Each share of A-1 Preferred shall entitle its holder to one (1) vote in any matter submitted to vote of holders of Preferred Stock, voting as a separate class. The A-1 Preferred, in conjunction with the other series of newly created Preferred Stock of Comstock, also has certain rights requiring consent of the Preferred Stock holders for Comstock to take certain corporate and business actions. The holders will have registration rights with respect to the shares of common stock underlying the A-1 Preferred and also preemptive rights. The foregoing description of the A-1 Preferred and the specific terms of the A-1 Preferred is qualified in its entirety by reference to the provisions of the Series A Securities Purchase Agreement, the Certificate of Designation of Preferences and Rights and Limitations of 7 1/2% Series A-1 Convertible Preferred Stock and the Registration Rights Agreement for the Series A Preferred Stock, which were filed as exhibits to the Company's Current Report on Form 8-K, dated October 20, 2010.

As of June 30, 2012 and 2011, the Company had investments in corporate debt and equity instruments which had attached warrants that were considered derivative instruments. These warrants have an allocated cost basis of $400,000 as of June 30, 2012 and 2011 and a fair value of $282,000 and $749,000 as of June 30, 2012 and 2011, respectively. During the year ended June 30, 2012 and 2011, the Company had an unrealized loss of $467,000 and an unrealized gain of $143,000, respectively, related to these warrants.

NOTE 8 - FAIR VALUE MEASUREMENTS

The carrying values of the Company's non-financial instruments approximate fair value due to their short maturities (i.e., accounts receivable, other assets, accounts payable and other liabilities, due to securities broker and obligations for securities sold) or the nature and terms of the obligation (i.e., other notes payable and mortgage notes payable).

The assets measured at fair value on a recurring basis are as follows:

As of June 30, 2012

Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents - money market	$ 3,000	$ -	$ -	$ 3,000
Restricted cash	1,977,000	-	-	1,977,000
Other investments - warrants		-	282,000	282,000
Investment in marketable securities:				
Basic materials	4,706,000	-	-	4,706,000
Technology	1,203,000	-	-	1,203,000
REITs and real estate companies	866,000	-	-	866,000
Financial services	743,000	-	-	743,000
Other	1,463,000	-	-	1,463,000
	8,981,000	-	-	8,981,000
	$ 10,961,000	$ -	$ 282,000	$ 11,243,000
Liabilities:				
Interest rate swap	$ -	$ 60,000	$ -	$ 60,000

As of June 30, 2011

Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents - money market	$ 3,000	$ -	$ -	$ 3,000
Restricted cash	2,148,000	-	-	2,148,000
Other investments - warrants		-	749,000	749,000
Investment in marketable securities:				
Basic materials	4,978,000	-	-	4,978,000
Services	3,740,000	-	-	3,740,000
Investment funds	3,358,000	-	-	3,358,000
Financial services	2,012,000	-	-	2,012,000
REITs and real estate companies	2,851,000	-	-	2,851,000
Other	2,499,000	-	-	2,499,000
	19,438,000	-	-	19,438,000
	$ 21,589,000	$ -	$ 749,000	$ 22,338,000
Liabilities:				
Interest rate swap	$ -	$ 91,000	$ -	$ 91,000

Warrants - Transfer into Level 3 Reconciliation		**Level 3**
Beginning balance as of June 30, 2011 - Level 3	$	-
Transfer in from Level 2 Other investments - warrants		749,000
Unrealized loss for they year ended June 30, 2012		(467,000)
Ending balance as of June 30, 2012 - Level 3	$	282,000

The fair values of investments in marketable securities are determined by the most recently traded price of each security at the balance sheet date. The fair value of the warrants was determined based upon a Black-Scholes option valuation model.

Financial assets that are measured at fair value on a non-recurring basis and are not included in the tables above include "Other investments in non-marketable securities," that were initially measured at cost and have been written down to fair value as a result of impairment or adjusted to record the fair value of new instruments received (i.e., preferred shares) in exchange for old instruments (i.e., debt instruments). The following table shows the fair value hierarchy for these assets measured at fair value on a non-recurring basis as follows:

Assets	Level 1	Level 2	Level 3	June 30, 2012	Net loss for the year ended June 30, 2012
Other non-marketable investments	$ -	$ -	$ 15,379,000	$ 15,379,000	$ (917,000)

Assets	Level 1	Level 2	Level 3	June 30, 2011	Net gain for the year ended June 30, 2011
Other non-marketable investments	$ -	$ -	$ 16,536,000	$ 16,536,000	$ 10,446,000

Other investments in non-marketable securities are carried at cost net of any impairment loss. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

NOTE 9 – OTHER ASSETS, NET

Other assets consist of the following as of June 30:

	2012	**2011**
Accounts receivable, net	$ 1,641,000	$ 1,683,000
Prepaid expenses	945,000	939,000
Inventory	907,000	543,000
Miscellaneous assets, net	1,880,000	1,553,000
Total other assets	$ 5,373,000	$ 4,718,000

Amortization expense of loan fees and franchise costs for the years ended June 30, 2012 and 2011 was $61,000 and $60,000, respectively.

NOTE 10 – OTHER NOTES PAYABLE AND LINE OF CREDIT

The Partnership had a $2,500,000 unsecured revolving line of credit facility with a bank that was to mature on April 30, 2010. Effective April 29, 2010, the Partnership obtained a modification from the bank which converted its revolving line of credit facility to a term loan. The Partnership also obtained a waiver of any prior noncompliance with financial covenants.

The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments, calculated on a six-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the WSJ Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification provides for new financial covenants that include specific financial ratios and a return to minimum profitability after June 30, 2011. Management believes that the partnership has the ability to meet the specific covenants. The Partnership was in compliance with the covenants as of June 30, 2012 and 2011. The loan continues as unsecured. The Partnership made additional principal payments totaling $124,000 in fiscal year 2012. The outstanding balance was $1,702,000 and $2,202,000 as of June 30, 2012 and 2011 respectively; the interest rate was 5.75% as of June 30, 2012.

The Partnership has short-term financing agreements with a financial institution for the payment of its general, property, and workers' compensation insurance. The notes payable under these financing agreements bear interest at 3.8% per annum and payable in equal monthly installments (principal and interest) through July 2012. The notes payable at June 30, 2012 and 2011, were $61,000 and $112,000, respectively.

As of June 30, 2012 and 2011, the Company had capital lease obligations outstanding of $309,000 and $472,000, respectively, which were included in Other Notes Payable.

NOTE 11 - MORTGAGE NOTES PAYABLE

Mortgage notes payable secured by real estate and hotel as of June 30, 2012 and 2011 are summarized as follows:

As of June 30, 2012

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
SF Hotel	543 rooms	July	2005	August	2015	$	26,599,000	5.22%
SF Hotel	543 rooms	March	2005	August	2015		17,722,000	6.42%
		Mortgage notes payable - hotel				$	44,321,000	
Austin	249	June	2003	July	2023		6,872,000	5.46%
Florence	157	June	2005	July	2014		3,878,000	4.96%
Las Colinas	358	April	2004	May	2013		17,671,000	4.99%
Morris County	151	April	2003	May	2013		9,010,000	5.43%
St. Louis	264	May	2008	May	2013		5,770,000	4.95%
Los Angeles	4	September	2000	August	2030		381,000	7.59%
Los Angeles	2	January	2002	January	2032		388,000	6.45%
Los Angeles	1	February	2001	December	2030		417,000	8.44%
Los Angeles	31	January	2010	December	2020		5,660,000	4.85%
Los Angeles	30	August	2007	September	2022		6,605,000	5.97%
Los Angeles	27	November	2010	December	2020		3,189,000	4.85%
Los Angeles	14	April	2011	March	2021		1,829,000	5.89%
Los Angeles	12	December	2011	January	2022		2,081,000	4.25%
	9	April	2011	May	2021		1,467,000	5.60%
Los Angeles	9	April	2011	March	2021		1,247,000	5.89%
Los Angeles	8	May	2001	November	2029		486,000	2.49%
Los Angeles	7	November	2003	December	2018		945,000	6.38%
Los Angeles	4	November	2003	December	2018		643,000	6.38%
Los Angeles	1	October	2003	November	2033		445,000	4.50%
Los Angeles	Office	March	2009	March	2014		1,078,000	5.02%
Los Angeles	Office	September	2000	December	2013		592,000	6.00%
		Mortgage notes payable - real estate				$	70,654,000	

As of June 30, 2011

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
SF Hotel	544 rooms	July	2005	August	2015	$	27,176,000	5.22%
SF Hotel	544 rooms	March	2005	August	2015		18,003,000	6.42%
		Mortgage notes payable - hotel				$	45,179,000	
Austin	249	June	2003	July	2023		7,041,000	5.46%
Florence	157	June	2005	July	2014		3,950,000	4.96%
Las Colinas	358	April	2004	May	2013		18,051,000	4.99%
Morris County	151	April	2003	May	2013		9,220,000	5.43%
St. Louis	264	May	2008	May	2013		5,878,000	4.95%
Los Angeles	4	September	2000	August	2030		390,000	7.59%
Los Angeles	2	January	2002	January	2032		398,000	6.45%
Los Angeles	1	February	2001	December	2030		426,000	8.44%
Los Angeles	31	January	2010	December	2020		5,745,000	4.85%
Los Angeles	30	August	2007	September	2022		6,699,000	5.97%
Los Angeles	27	November	2010	December	2020		3,236,000	4.85%
Los Angeles	14	April	2011	March	2021		1,850,000	5.89%
Los Angeles	12	November	2003	December	2018		934,000	6.38%
	9	April	2011	May	2021		1,485,000	5.60%
Los Angeles	9	April	2011	March	2021		1,262,000	5.89%
Los Angeles	8	May	2001	November	2029		506,000	2.49%
Los Angeles	7	November	2003	December	2018		965,000	6.38%
Los Angeles	4	November	2003	December	2018		657,000	6.38%
Los Angeles	1	October	2003	November	2033		459,000	4.50%
Los Angeles	Office	March	2009	March	2014		1,118,000	5.02%
Los Angeles	Office	September	2000	December	2013		627,000	6.00%
		Mortgage notes payable - real estate				$	70,897,000	
Los Angeles	24	May	2001	April	2031		1,540,000	2.49%
		Mortgage notes payable - properties held for sale				$	1,540,000	

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

In December 2011, the Company refinanced its $926,000 mortgage note payable on its 12-unit apartment building located in Los Angeles, California for a new 10-year mortgage in the amount of $2,095,000. The interest rate on the new loan is fixed at 4.25% per annum for the first 5 years and variable for the remaining 5 years, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in January 2022. The Company received net proceeds of approximately $1,122,000 from the refinancing.

In February 2011, the Company refinanced its $715,000 adjustable rate mortgage note payable on its 9-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $1,265,000. The interest rate on the new loan is fixed at 5.89% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in March 2021. The Company received net proceeds of approximately $367,000 from the refinancing.

In February 2011, the Company refinanced its $958,000 adjustable rate mortgage note payable on its 14-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $1,855,000. The interest rate on the new loan is fixed at 5.89% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in March 2021. The Company received net proceeds of approximately $687,000 from the refinancing.

In December 2010, the Company modified its $5,932,000 mortgage note payable on the property located in St. Louis, Missouri. Prior to the modification of the mortgage note, the Company paid a fixed rate of 6.16%. Upon modification, the interest rate was based upon LIBOR (London Interbank Offered Rate) plus 3.5%. Concurrent to the modification of the note, the Company entered into a rate swap agreement in order to settle the variable rate (i.e., LIBOR) into a fixed rate of 1.35%, thereby allowing the Company to pay a total fixed interest rate of 4.85%. The swap agreement matures in May 2013. A swap is a contractual agreement to exchange interest rate payments. Under the swap agreement, the Company agrees to pay the bank (counterparty) a fixed rate and the bank agrees to pay the Company a floating rate. The interest rate swap agreement is being measured at fair value, but was not designated by the Company as a cash flow hedge. Should the Company terminate the swap contract prematurely, it would be required to pay the fair value of the swap valued at $60,000 as of June 30, 2012, which is recorded as a liability by the Company under "accounts payable and other liabilities" in the consolidated balance sheet. The change in the fair value of the instrument is recognized and recorded in the "net unrealized gain (loss) on other investments and derivative instruments" in the consolidated statement of operations.

In November 2010, the Company refinanced its $1,641,000 adjustable rate mortgage note payable on its 27-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $3,260,000. The interest rate on the new loan is fixed at 4.85% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in December 2020. The Company received net proceeds of approximately $1,507,000 from the refinancing.

In November 2010, the Company also refinanced its $3,569,000 adjustable rate mortgage note payable on its 31-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $5,787,000. The interest rate on the new loan is fixed at 4.85% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in December 2020. The Company received net proceeds of approximately $2,078,000 from the refinancing.

Future minimum payments for all notes payable are as follows:

For the year ending June 30,		
2013	$	34,530,000
2014		5,005,000
2015		5,450,000
2016		42,192,000
2017		794,000
Thereafter		29,076,000
	$	117,047,000

NOTE 12 – HOTEL RENTAL INCOME

The Partnership has a lease agreement with Tru Spa, LLC (Tru Spa) for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index. Minimum future rentals to be received under the terms of this lease as of June 30, 2012 are $151,000.

NOTE 13 – MANAGEMENT AGREEMENT

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or earlier terminated as provided in the agreement. Under the management agreement, the Partnership is required to pay the base management fees of 2.5% of gross operating revenues of the Hotel (i.e., room, food and beverage, and other operating departments) for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income of the hotel for the fiscal year exceeds the amount of the Hotel return for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were paid during the years ended June 30, 2012 and 2011. In support of the Partnership's efforts to reduce costs in this difficult economic environment, Prism agreed to reduce its management fees by fifty percent from January 1, 2009, through December 31, 2010, after which the original fee arrangement went back into effect. Management fees paid to Prism during the years ended June 30, 2012 and 2011 were $626,000 and $469,000, respectively.

NOTE 14 – INCOME TAXES

The provision for the Company's income tax expense (benefit) is comprised of the following:

For the years ended June 30,	2012			2011		
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Federal						
Current tax expense	$ 284,000	$ -	$ 284,000	$ 50,000	$ -	$ 50,000
Deferred tax expense (benefit)	(1,847,000)	799,000	(1,048,000)	2,815,000	1,222,000	4,037,000
	(1,563,000)	799,000	(764,000)	2,865,000	1,222,000	4,087,000
State						
Current tax expense	97,000	12,000	109,000	119,000	44,000	163,000
Deferred tax expense (benefit)	(15,000)	57,000	42,000	624,000	191,000	815,000
	82,000	69,000	151,000	743,000	235,000	978,000
	$ (1,481,000)	$ 868,000	$ (613,000)	$ 3,608,000	$ 1,457,000	$ 5,065,000

The provision for income taxes from continuing operations differs from the amount of income tax computed by applying the federal statutory income tax rate to income (loss) before taxes as a result of the following differences:

For the years ended June 30,	2012	2011
Statutory federal tax rate	$ (1,236,000)	$ 4,049,000
State income taxes, net of federal tax benefit	(44,000)	527,000
Dividend received deduction	(292,000)	(349,000)
Noncontrolling interest	(635,000)	(64,000)
Valuation allowance	547,000	(733,000)
Other	179,000	178,000
	$ (1,481,000)	$ 3,608,000

The components of the deferred tax asset and liabilities are as follows:

	June 30, 2012	June 30, 2011
Deferred tax assets:		
Net operating loss carryforwards	$ 8,980,000	$ 9,343,000
Capital loss carryforwards	192,000	615,000
Investment impairment reserve	2,049,000	1,803,000
Accruals and reserves	668,000	500,000
Valuation allowance	(1,298,000)	(752,000)
	10,591,000	11,509,000
Deferred tax liabilities:		
Deferred gains on real estate sale	(9,648,000)	(8,819,000)
Unrealized gains on marketable securities	(4,254,000)	(6,426,000)
Depreciation and amortization	(315,000)	246,000
Equity earnings	(1,266,000)	(44,000)
State taxes	(89,000)	(2,453,000)
	(15,572,000)	(17,496,000)
Net deferred tax liability	$ (4,981,000)	$ (5,987,000)

As of June 30, 2012, the Company had net operating losses (NOLs) of $22,686,000 and $15,090,000 for federal and state purposes, respectively. Below is the break-down of the NOLs for Intergroup, Santa Fe and Portsmouth. The carryforward expires in varying amounts through the year 2022.

	Federal	State
InterGroup	$ 5,606,000	$ 2,226,000
Santa Fe	6,269,000	2,860,000
Portsmouth	10,811,000	10,004,000
	$ 22,686,000	$ 15,090,000

The Company is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Federal income tax returns of the Company are subject to IRS examination for the 2008 through 2011 tax years. State income tax returns are subject to examination for the 2007 through 2011 tax years.

Utilization of the net operating loss carryover may be subject a substantial annual limitation if it should be determined that there has been a change in the ownership of more than 50 percent of the value of the Company's stock, pursuant to Section 382 of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating loss carryovers before utilization.

For the year ended June 30, 2012, there is no unrecognized tax provision or benefit. Management does not anticipate any future adjustments in the next twelve months which would result in a material change to its tax position. As of June 30, 2012 and 2011, the Company did not have any interest and penalties.

NOTE 15 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operation of the hotel ("Hotel Operations"), the operation of its multi-family residential properties ("Real Estate Operations") and the investment of its cash in marketable securities and other investments ("Investment Transactions"). These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this information.

Information below represents reported segments for the years ended June 30, 2012 and 2011. Net income (loss) from hotel operations consist of the operation of the hotel and operation of the garage. Net income for rental properties consist of rental income. Operating income for investment transactions consist of net investment gain (loss) and dividend and interest income.

As of and for the year ended June 30, 2012	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Revenues	$ 42,462,000	$ 14,537,000	$ -	$ -	$ 56,999,000	$ 208,000	$ 57,207,000
Operating expenses	(35,825,000)	(9,971,000)	-	(1,844,000)	(47,640,000)	(127,000)	(47,767,000
Income (loss) from operations	6,637,000	4,566,000	-	(1,844,000)	9,359,000	81,000	9,440,000
Gain on sale of real estate	-	-	-	-	-	1,710,000	1,710,000
Interest expense	(2,724,000)	(3,497,000)	-	-	(6,221,000)	(22,000)	(6,243,000)
Loss from investments	-	-	(6,191,000)	-	(6,191,000)	-	(6,191,000
Income tax benefit (expense)	-	-	-	1,481,000	1,481,000	(868,000)	613,000
Net income (loss)	$ 3,913,000	$ 1,069,000	$ (6,191,000)	$ (363,000)	$ (1,572,000)	$ 901,000	$ (671,000
Total assets	$ 40,678,000	$ 65,051,000	$ 24,642,000	$ 9,450,000	$ 139,821,000	$ -	$ 139,821,000

As of and for the year ended June 30, 2011	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Revenues	$ 36,282,000	$ 13,571,000	$ -	$ -	$ 49,853,000	$ 900,000	$ 50,753,000
Operating expenses	(32,964,000)	(9,987,000)	-	(1,877,000)	(44,828,000)	(444,000)	(45,272,000
Income (loss) from operations	3,318,000	3,584,000	-	(1,877,000)	5,025,000	456,000	5,481,000
Gain on sale of real estate	-	-	-	-	-	3,290,000	3,290,000
Interest expense	(2,806,000)	(3,533,000)	-	-	(6,339,000)	(151,000)	(6,490,000)
Income from investments	-	-	13,227,000	-	13,227,000	-	13,227,000
Income tax expense	-	-	-	(3,608,000)	(3,608,000)	(1,457,000)	(5,065,000)
Net income (loss)	$ 512,000	$ 51,000	$ 13,227,000	$ (5,485,000)	$ 8,305,000	$ 2,138,000	$ 10,443,000
Total assets	$ 40,143,000	$ 66,844,000	$ 36,723,000	$ 8,230,000	$ 151,940,000	$ 2,426,000	$ 154,366,000

NOTE 16 – STOCK-BASED COMPENSATION PLANS

The Company follows the Statement of Financial Accounting Standards 123 (Revised), "Share-Based Payments" ("SFAS No. 123R"), which was primarily codified into ASC Topic 718 "Compensation – Stock Compensation", which addresses accounting for equity-based compensation arrangements, including employee stock options and restricted stock units.

The Company currently has three equity compensation plans, each of which has been approved by the Company's stockholders. The InterGroup Corporation 2008 Restricted Stock Unit Plan (the "2008 RSU Plan"), the InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors (the "2007 Stock Plan") and the Intergroup 2010 Omnibus Employee Incentive Plan are described below. Any outstanding options issued under the Key Employee Plan or the Non-Employee Director Plan remain effective in accordance with their terms.

Intergroup Corporation 2010 Omnibus Employee Incentive Plan

On February 24, 2010, the shareholders of the Company approved The Intergroup Corporation 2010 Omnibus Employee Incentive Plan (the "2010 Incentive Plan"), which was formally adopted by the Board of Directors following the annual meeting of shareholders. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 5 years of continuous service. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the 2010 Incentive Plan. The 2010 Incentive plan authorizes a total of up to 200,000 shares of common stock to be issued as equity compensation to officers and employees of the Company in an amount and in a manner to be determined by the Compensation Committee in accordance with the terms of the 2010 Incentive Plan.

The 2010 Incentive Plan authorizes the awards of several types of equity compensation including stock options, stock appreciation rights, performance awards and other stock based compensation. The 2010 Incentive Plan will expire on February 23, 2020, if not terminated sooner by the Board of Directors upon recommendation of the Compensation Committee. Any awards issued under the 2010 Incentive Plan will expire under the terms of the grant agreement.

On March 16, 2010, the Compensation Committee authorized the grant of 100,000 stock options to the Company's Chairman, President and Chief Executive, John V. Winfield to purchase up to 100,000 shares of the Company's common stock pursuant to the 2010 Incentive Plan. The exercise price of the options is $10.30, which is 100% of the fair market value of the Company's Common Stock as determined by reference to the closing price of the Company's Common Stock as reported on the NASDAQ Capital Market on March 16, 2010, the date of grant. The options expire ten years from the date of grant, unless earlier terminated in accordance with the terms of the 2010 Incentive Plan. The options shall be subject to both time and performance based vesting requirements, each of which must be satisfied before options are fully vested and eligible to be exercised. Pursuant to the time vesting requirements, the options vest over a period of five years, with 20,000 options vesting upon each one year anniversary of the date of grant. Pursuant to the performance vesting requirements, the options vest in increments of 20,000 shares upon each increase of $2.00 or more in the market price of the Company's common stock above the exercise price ($10.30) of the options. To satisfy this requirement, the common stock must trade at that increased level for a period of at least ten trading days during any one quarter. As of June 30, 2012, all the performance vesting requirements have been met.

In February 2012, the Compensation Committee awarded 90,000 stock options to the Company's Chairmen, President and Chief Executive, John V. Winfield to purchase up to 90,000 shares of common stock. The exercise price of the options is $19.77 which is the fair value of the Company's Common Stock as reported on NASDAQ on February 28, 2012. The options expire ten years from the date of grant. The options are subject to both time and performance based vesting requirements, each of which must be satisfied before the options are fully vested and eligible to be exercised. Pursuant to the time vesting requirements, the options vest over a period of five years, with 18,000 options vesting upon each one year anniversary of the date of grant. Pursuant to the performance vesting requirements, the options vest in increments of 18,000 shares upon each increase of $2.00 or more in the market price of the Company's common stock above the exercise price ($19.77) of the options. To satisfy this requirement, the common stock must trade at that increased level for a period of at least ten trading days during any one quarter.

In July 2011, an officer of the Company was awarded 5,000 stock options with an exercise price of $24.92, with 1,000 options vesting each year for the next five years and expiring ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the table below. Because Black-Scholes option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of options granted during the year ended June 30, 2012 are measured by applying the Black-Scholes model on grant date using the following assumptions:

Expected volatility	52.2%
Expected term	7 years
Expected dividend yield	0%
Risk-free interest rate	1.66%

During the years ended June 30, 2012 and 2011, the Company recorded stock option compensation expense of $241,000 and $278,000, respectively, related to issuance of stock options. As of June 30, 2012, there was a total of $604,000 of unamortized compensation related to stock options which is expected to be recognized over the weighted-average of 4 years.

The following table summarizes the stock options activity from June 30, 2010 through June 30, 2012:

		Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Oustanding at	June 30, 2010	192,000	$ 11.32	6.44 years	$ 790,000
Granted		-	-		
Exercised		(3,000)	12.70		
Forfeited		-	-		
Exchanged		(27,000)	12.96		
Oustanding at	June 30, 2011	162,000	$ 11.02	6.48 years	$ 2,252,000
Exercisable at	June 30, 2011	79,500	$ 11.76	4.20 years	$ 1,046,000
Vested and Expected to vest at	June 30, 2011	162,000	$ 11.02	6.48 years	$ 2,252,000
Oustanding at	June 30, 2011	162,000	$ 11.02	6.48 years	$ 2,252,000
Granted		95,000	20.04		
Exercised		-	-		
Forfeited		-	-		
Exchanged		(15,000)	13.72		
Oustanding at	June 30, 2012	242,000	$ 14.55	7.46 years	$ 2,050,000
Exercisable at	June 30, 2012	87,000	$ 11.48	4.92 years	$ 1,171,000
Vested and Expected to vest at	June 30, 2012	242,000	$ 14.55	7.46 years	$ 2,050,000

The InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors

The InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors (the "2007 Stock Plan") was approved by the shareholders of the Company on February 21, 2007, and was thereafter adopted by the Board of Directors. The 2007 Stock Plan will terminate upon the earlier of the date all shares reserved for issuance have been awarded or February 21, 2017, if not sooner terminated by the Board upon recommendation by the Compensation Committee. The stock available for issuance under the 2007Stock Plan shall be unrestricted shares of the Company's Common Stock, par value $.01 per share, which may be unissued shares or treasury shares. Subject to certain adjustments upon changes in capitalization, a maximum of 60,000 shares of the Common Stock will be available for issuance to participants under the 2007 Stock Plan.

All non-employee directors are eligible to participate in the 2007 Plan. Each non-employee director as of the adoption date of the 2007 Stock Plan was granted an award of 600 unrestricted shares of the Company's Common Stock. On each July 1 following the adoption date of the 2007 Stock Plan, each non-employee director shall receive an automatic grant of a number of shares of Company's Common Stock equal in value to $18,000 based on 100% of the fair market value (as defined) of the Common Stock on the date of grant, provided he or she holds such position on that date and the number of shares of Common Stock available for grant under the 2007 Stock Plan is sufficient to permit such automatic grant. Any fractional shares resulting from such grant will be rounded up to next highest whole share. All stock awards to non-employee directors will be fully vested on the date of grant. The dollar amount of the annual grant is subject to further adjustment by the Board of Directors upon recommendation by the Compensation Committee.

The stock awards granted under the 2007 Stock Plan are shares of unrestricted Common Stock and are fully vested on the date of grant. The right of the non-employee director to receive his or her annual grant of Common is personal to the director and is not transferable. Once received, shares of Common Stock awarded to the non-employee director are freely transferable subject to any requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On June 28, 2007, Company filed a registration statement on Form S-8 to register the shares subject to the 2007 Stock Plan and the Company's two prior stock option plans under the Securities Act of 1933, as amended (the "Securities Act").

Upon recommendation of the Compensation Committee, the Board may, at any time and from time to time and in any respect, amend or modify the 2007 Stock Plan. The Board must obtain stockholder approval of any material amendment to the 2007 Stock Plan if required by any applicable law, regulation or stock exchange rule. The Board of Directors may amend the 2007 Stock Plan or any award agreement, which amendment may be retroactive, in order to conform it to any present or future law, regulation or ruling relating to plans of this or similar nature. No amendment or modification of the 2007 Stock Plan or any award agreement may adversely affect any outstanding award without the written consent of the participant holding the award.

Upon recommendation of the Compensation Committee, the Board of Directors, on February 23, 2011, voted to increase the annual grant awarded to each of the non-employee directors to a number of shares of Company's common stock equal in value to $22,000, effective as of the July 1, 2011 grant, while decreasing the annual cash compensation payable to non-employee directors from $16,000 to $12,000 per year.

For the years ended June 30, 2012 and 2011, the four non-employee directors of the Company received a total grant of 3,532 and 4,716 shares of Common Stock pursuant to the 2007 Stock Plan, respectively.

The InterGroup Corporation 2008 Restricted Stock Unit Plan

On December 3, 2008, the Board of Directors of the Company adopted, a new equity compensation plan for its officers, directors and key employees entitled, The InterGroup Corporation 2008 Restricted Stock Unit Plan (the "2008 RSU Plan"). The Plan was adopted, in part, to replace the stock option plans that expired on December 7, 2008. The 2008 RSU Plan was approved by shareholders at the Company's Annual Meeting of Shareholders on February 18, 2009.

The 2008 RSU Plan authorizes the Company to issue restricted stock units ("RSUs") as equity compensation to officers, directors and key employees of the Company on such terms and conditions established by the Compensation Committee of the Company. RSUs are not actual shares of the Company's common stock, but rather promises to deliver common stock in the future, subject to certain vesting requirements and other restrictions as may be determined by the Committee. Holders of RSUs have no voting rights with respect to the underlying shares of common stock and holders are not entitled to receive any dividends until the RSUs vest and the shares are delivered. No awards of RSUs shall vest until at least nine months after shareholder approval of the 2008 RSU Plan on February 18, 2009. Subject to certain adjustments upon changes in capitalization, a maximum of 200,000 shares of the common stock are available for issuance to participants under the 2008 RSU Plan. The 2008 RSU Plan will terminate ten (10) years from December 3, 2008, unless terminated sooner by the Board of Directors. After the 2008 RSU Plan is terminated, no awards may be granted but awards previously granted shall remain outstanding in accordance with the Plan and their applicable terms and conditions.

Under the 2008 RSU Plan, the Compensation Committee also has the power and authority to establish and implement an exchange program that would permit the Company to offer holders of awards issued under prior shareholder approved compensation plans to exchange certain options for new RSUs on terms and conditions to be set by the Committee. The exchange program is designed to increase the retention and motivational value of awards granted under prior plans. In addition, by exchanging options for RSUs, the Company will reduce the number of shares of common stock subject to equity awards, thereby reducing potential dilution to stockholders in the event of significant increases in the value of its common stock.

The table below summarizes the RSUs granted and outstanding.

		Number of RSUs		Weighted Average Grant Date Fair Value
RSUs outstanding as of	June 30, 2010	32,564	$	12.89
Granted		5,884	$	24.92
Converted to common stock		(17,564)	$	13.07
RSUs outstanding as of	June 30, 2011	20,884	$	16.14
Granted		8,245	$	24.94
Converted to common stock		(20,884)	$	16.14
RSUs outstanding as of	**June 30, 2012**	8,245	$	24.94

During the year ended June 30, 2012 and 2011, no additional compensation expense was recognized related to the exchange of previously issued stock options to RSUs as the fair market value of the options immediately prior to the exchanges, approximated the fair value of the RSUs on the date of issuance. During the year ended June 30, 2012, 15,000 stock options were exchanged for 8,245 RSUs. During the year ended June 30, 2011, 12,000 stock options were exchanged for 5,884 RSUs.

NOTE 17 – RELATED PARTY TRANSACTIONS

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

In fiscal year ended June 30, 2004, the disinterested members of the respective Boards of Directors of the Company and its subsidiaries, Santa Fe and Portsmouth, established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the current criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2%. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be further modified or terminated at the discretion of the respective Boards of Directors. The Company's CEO did not earn any performance based compensation for the years ended June 30, 2012 and 2011.

NOTE 18 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Partnership leases equipment under operating leases with expiration dates through 2012.

Administrative Fees–General Partners

During each of the years ended June 30, 2012 and 2011, the general partners were paid a total of $562,000 and $468,000, respectively. The total amount paid represents the minimum base compensation of $285,000 each year plus $277,000 and $183,000 respectively, based upon the agreement.

Franchise Agreements

The Partnership entered into a Franchise License agreement (the License agreement) with the Hilton Hotels Corporation (Hilton) on December 10, 2004. The term of the License agreement is for a period of 15 years commencing on the opening date, with an option to extend the license agreement for another five years, subject to certain conditions.

Beginning on the opening date in January 2006, the Partnership paid monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue for the preceding calendar month; the third year was at four percent (4%) of the Hotel's gross room revenue; and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. The Partnership also pays a monthly program fee of four percent (4%) of the Hotel's gross revenue. The amount of the monthly program fee is subject to change; however, the increase cannot exceed one percent (1%) of the Hotel gross room revenue in any calendar year, and the cumulative increases in the monthly fees will not exceed five percent (5%) of gross room revenue. Franchise fees for the years ended June 30, 2012 and 2011 were $3,008,000 and $2,574,000, respectively.

The Partnership also pays Hilton a monthly information technology recapture charge of 0.75% of the Hotel's gross revenues. Due to the difficult economic environment, Hilton agreed to reduce its information technology fees to 0.65%. For the years ended June 30, 2012 and 2011, those charges were $214,000 and $181,000, respectively, and are included as part of "General and administrative" expenses in the Statements of Operations.

Legal Matters

The Partnership is involved from time to time in various claims in the ordinary course of business. Management does not believe that the impact of such matters will have a material effect on the financial conditions or result of operations when resolved.

NOTE 19 – EMPLOYEE BENEFIT PLAN

Justice has a 401(k) Profit Sharing Plan (the Plan) for employees who have completed six months of service. Justice provides a matching contribution up to 4% of the contribution to the Plan based upon a certain percentage on the employees' elective deferrals. Justice may also make discretionary contributions to the Plan each year. Contributions made to the Plan amounted to $63,000 and $60,000 during the years ended June 30, 2012 and 2011, respectively.

Certain employees of Justice who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and benefit pension plans. Justice does not contribute separately to those multi-employer plans.

NOTE 20 – SUBSEQUENT EVENTS

In July 2012, the Company refinanced its $9,010,000 mortgage note payable on its 151-unit apartment building located in Morris County, New Jersey for a new 10-year mortgage in the amount of $10,780,000. The interest rate on the new loan is fixed at 3.51% per annum for ten years, with monthly principal and interest payments based on a 25-year amortization schedule. The note matures in August 2022. The Company received net proceeds of approximately $1,513,000 from the refinancing.

In August 2012, the Company refinanced six mortgages on six properties located in Los Angeles, California with mortgage note payable balances totaling $3,219,000 for six new 30-year mortgages totaling $3,335,000. The interest rates on these loans are fixed, ranging from 3.85% to 4.25%, with monthly principal and interest payments based on a 30-year amortization schedule. The notes mature in September 2042. The Company did not receive any proceeds from the refinancing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ■

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-Q and 8-K, Annual Reports to Shareholders, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the lodging industry, including competition, increases in wages, labor relations, energy and fuel costs, actual and threatened pandemics, actual and threatened terrorist attacks, and downturns in domestic and international economic and market conditions, particularly in the San Francisco Bay area;
- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;
- the availability and terms of financing and capital and the general volatility of securities markets;
- changes in the competitive environment in the hotel industry;
- risks related to natural disasters;
- litigation; and
- other risk factors discussed below in this Report.

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-K, 10-Q, and 8-K reports to the Securities and Exchange Commission.

RESULTS OF OPERATIONS

As of June 30, 2012, the Company owned approximately 79.9% of the common shares of its subsidiary, Santa Fe and Santa Fe 68.8% owned approximately 68.8% of the common shares of Portsmouth Square, Inc. InterGroup also directly owns approximately 12.5% of the common shares of Portsmouth. The Company's principal sources of revenue continue to be derived from the general and limited partnership interests of its subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets.

Portsmouth has a 50.0% limited partnership interest in Justice and serves as the Managing General partner of Justice. Evon Corporation ("Evon") serves as the other general partner. Justice owns a 543 room hotel property located at 750 Kearny Street, San Francisco, California 94108, known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five-level underground parking garage. The financial statements of Justice have been consolidated with those of the Company. See Note 2 to the Consolidated Financial Statements.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. The term of the Agreement is for a period of 15 years commencing on January 12, 2006, with an option to extend the license term for another five years, subject to certain conditions. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

The parking garage that is part of the Hotel property is managed by Ace Parking pursuant to a contract with the Partnership. Justice also leases a portion of the lobby level of the Hotel to a day spa operator. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

In addition to the operations of the Hotel, the Company also generates income from the ownership and management of real estate. Properties include seventeen apartment complexes, two commercial real estate properties, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. All of the Company's residential rental properties in California are managed by professional third party property management companies and the rental properties outside of California are managed by the Company. The commercial real estate in California is also managed by the Company.

The Company acquires its investments in real estate and other investments utilizing cash, securities or debt, subject to approval or guidelines of the Board of Directors. The Company also invests in income-producing instruments, equity and debt securities and will consider other investments if such investments offer growth or profit potential.

Fiscal Year Ended June 30, 2012 Compared to Fiscal Year Ended June 30, 2011

The Company had net loss of $671,000 for the year ended June 30, 2012 compared to net income of $10,443,000 for the year ended June 30, 2011. The significant change is primarily attributable to the recording of an unrealized gain of $11,422,000 in fiscal 2011 related to the preferred stock of Comstock received by the Company in exchange for debt as part of the debt restructuring, losses from investing activities in the current year, partially offset by a significant improvement in hotel operations and an improvement in real estate operations.

The Company had net income from hotel operations of $3,913,000 for the fiscal year ended June 30, 2012, compared to net income of $512,000 for the fiscal year ended June 30, 2011. The significant increase in net income from hotel operations is primarily attributable to a $5,054,000 increase in room revenues and a $1,305,000 decrease in depreciation and amortization expense as many of the furniture and fixture improvements from the renovation of the Hotel reached full deprecation during fiscal 2011.

The following table sets forth a more detailed presentation of Hotel operations for the years ended June 30, 2012 and 2011:

For the years ended June 30,	2012	2011
Hotel revenues:		
Hotel rooms	$ 32,893,000	$ 27,839,000
Food and beverage	5,779,000	5,028,000
Garage	2,765,000	2,599,000
Other operating departments	1,025,000	816,000
Total hotel revenues	42,462,000	36,282,000
Operating expenses excluding interest, depreciation and amortization	(33,465,000)	(29,299,000)
Operating income before interest, depreciation and amortization	8,997,000	6,983,000
Interest	(2,724,000)	(2,806,000)
Depreciation and amortization	(2,360,000)	(3,665,000)
Net income from hotel operations	$ 3,913,000	$ 512,000

For the fiscal year ended June 30, 2012, the Hotel generated operating income of $8,997,000 before interest, depreciation and amortization, on total operating revenues of $42,462,000 compared to operating income of $6,983,000 before interest, depreciation and amortization, on operating revenues of $36,282,000 for the fiscal year ended June 30, 2011. The increase in income from Hotel operations is primarily attributable to increases in room, food and beverage, and other revenues in the current year, partially offset by an increase in operating expenses due to higher labor costs and increased staffing to improve guest satisfaction as well as greater franchise and management fees which are based on a percentage of revenues.

Room revenues increased by $5,054,000 for the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011 and food and beverage revenues increased by $751,000 for the same period. The increase in room revenues was primarily attributable to a significant increase in average daily room rates during fiscal 2012 as the Hotel continued to see an increase in higher rated leisure, corporate and group business travel, which also resulted in higher in food and beverage revenues.

The following table sets forth the average daily room rate, average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the fiscal years ended June 30, 2012 and 2011.

Fiscal Year ended June 30,	Average Daily Rate	Average Occupancy %	RevPar
2012	$191	87%	$166
2011	$163	86%	$140

The operations of the Hotel experienced an increase in the higher rated business, leisure and group travel segments in the fiscal 2012 as the hospitality industry in the San Francisco market continued to show signs of recovery. As a result, the Hotel's average daily rate increased significantly by $28 for the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011. The increase in occupancy of 1% was due to continued increased demand for hotel rooms in San Francisco and the Hotel's ability to capture a greater share of those rooms within its market set.

Due to that increased demand, the Hotel was able to reduce the amount of discounted Internet business that it was forced to take in prior years to maintain occupancy in a very competitive market and recessionary economic conditions. As a result, the Hotel was able to achieve a RevPar number that was $26 higher than fiscal 2011.

During the past couple of years, we have seen our management team guide our Hotel through a difficult economic period by taking bold steps to reduce expenses and implement innovative strategies in order to improve operations and enhance our competitiveness in the market. As a result, we were well positioned to take advantage of the gradual recovery that took place in the San Francisco market. We saw a significant improvement in room rates as the Hotel was able to expand its share of the higher rated business and leisure travel which increased our operating revenues and profitability. Those results made it possible for Justice Investors to declare its first limited partnership distribution since September 2008 as the Partnership made a total distribution in the amount of $1,000,000 in December 2011, of which Portsmouth received $500,000. The general partners of Justice will continue to monitor and review the operations and financial results of the Hotel and to set the amount of any future distributions that may be appropriate based on operating results, cash flows and other factors, including establishment of reasonable reserves for debt payments and operating contingencies.

We will continue in our efforts to upgrade our guest rooms and facilities and explore new and innovative ways to differentiate the Hotel from its competition. During fiscal 2012, we completed several projects to enhance the guest experience, including our new executive lounge on the 26th floor of the Hotel and the upgrading of the lobby and common areas of the Hotel. We have also made improvements to our restaurant facilities and food and beverage services and have upgraded internet connectivity throughout the Hotel and are providing more technological amenities for our guests. We continue to make the Hotel more energy efficient and have enhanced our recycling program to support the concept of a greener world while reducing our operating costs. The Hotel also became a groundbreaker in implementing Hilton's Huanying ("Welcome") program which features a tailored experience for Chinese travelers. We have also taken important steps to further develop our ties to the local Chinese community and the City as part of being a good corporate citizen and to promote new business.

Moving forward, we will continue to focus on cultivating more international business, especially from China, and capturing a greater percentage of the higher rated business, leisure and group travel. During the last twelve months, we have seen improvement in business and leisure travel. If that trend in the San Francisco market and the hotel industry continues, it should translate into an increase in room revenues and profitability. However, like all hotels, it will remain subject to the uncertain domestic and global economic environment.

While operating in a competitive rental market, real estate operations improved modestly. The Company had real estate revenues of $14,537,000 for the year ended June 30, 2012 compared with revenues of $13,571,000 for the year ended June 30, 2011. The increase in rental revenues occurred primarily in the properties located outside of California, particularly in Texas, while the California properties remained relatively consistent with the exception of the new California property purchased in April 2011, where the Company had rental revenues for full year during fiscal 2012 versus only two months in fiscal 2011. Real estate operating expenses increased to $7,885,000 from $7,349,000 as the result of the increase in occupancy and rental revenue and partially as result of having a full year of expenses related to the new property purchased in April 2011. Depreciation expense related to the Company's real estate operations decreased by approximately $552,000 from the prior comparable year primarily as the result of a one-time depreciation expense catch-up adjustment of $737,000 recorded in fiscal 2011 due to the reclass of the Company's held for sale property from discontinued operations to continuing operations. Management continues to review and analyze the Company's real estate operations to improve occupancy and rental rates and to reduce expenses and improve efficiencies.

In January 2012, the Company sold its 24-unit apartment complex located in Los Angeles, California for $4,370,000. The Company realized a gain on the sale of real estate of approximately $1,710,000 and received net proceeds of $4,111,000 from the sale after selling costs. The Company paid off the related mortgage note payable balance of $1,504,000. In the prior comparable year, the Company sold its 132-unit apartment complex located in San Antonio, Texas for $5,500,000 and recognized a gain on the sale of real estate of $3,290,000 and received net proceeds of $5,291,000 from the sale after selling costs. The Company paid off of the related outstanding mortgage note payable of $3,215,000. The net proceeds were placed with a third party accommodator for the purpose of executing a Section 1031 tax-deferred exchange for another property. In April 2011, the Company purchased a 9-unit beachside apartment complex located in Marina Del Rey, California for $4,000,000 to effectuate that exchange.

The operations of these properties and the gains on the sales of real estate are included under Discontinued Operations in the Condensed Consolidated Statements of Operations.

The Company had a net loss on marketable securities of $4,444,000 for the year ended June 30, 2012 as compared to a net gain on marketable securities of $2,675,000 for the year ended June 30, 2011. For the year ended June 30, 2012, the Company had a net realized loss of $2,628,000 and a net unrealized loss of $1,816,000. For the year ended June 30, 2011, the Company had a net realized gain of $47,000 and a net unrealized gain of $2,628,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

During the year ended June 30, 2012, the Company had an unrealized loss of $436,000 related to other investments compared to an unrealized gain of $11,565,000 for the year ended June 30, 2011. The significant difference is due to an unrealized gain of $11,422,000 related to the Company's Comstock investment in the prior comparable year. Comstock had undergone a restructuring which resulted in the unrealized gain for the Company.

During the years ended June 30, 2012 and 2011, the Company performed an impairment analysis of its other investments and determined that one of its investments had other than temporary impairment and recorded impairment losses of $917,000 and $976,000, for each respective period.

Dividend and interest income decreased to $1,251,000 for the year ended June 30, 2012 from $1,540,000 for the year ended June 30, 2011 primarily as the result of the decreased investment in income yielding instruments.

The Company and its subsidiaries, Portsmouth and Santa Fe, compute and file income tax returns and prepare discrete income tax provisions for financial reporting. Since Portsmouth consolidates Justice (Hotel) for financial reporting purposes and is not taxed on its 50% non-controlling interest in the Hotel, variability in the tax provision results from the relative significance of the non-controlling interest and the magnitude of the pretax income or loss at the Company and its two principal subsidiaries. The income tax benefit (expense) during the year ended June 30, 2012 and 2011 represents income tax benefit (expense) of Intergroup and its subsidiary, Portsmouth.

MARKETABLE SECURITIES

As of June 30, 2012 and 2011, the Company had investments in marketable equity securities of $8,981,000 and $19,438,000, respectively. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as:

As of June 30, 2012

Industry Group	Fair Value	% of Total Investment Securities
Basic materials	$ 4,706,000	52.4%
Technology	1,203,000	13.4%
REITs and real estate companies	866,000	9.6%
Financial services	743,000	8.3%
Other	1,463,000	16.3%
	$ 8,981,000	100.0%

As of June 30, 2011

Industry Group		Fair Value	% of Total Investment Securities
Basic materials	$	4,978,000	25.6%
Services		3,740,000	19.2%
Investment funds		3,358,000	17.3%
Financial services		2,012,000	14.7%
REITs and real estate companies		2,851,000	10.4%
Other		2,499,000	12.8%
	$	19,438,000	100.0%

The Company's investment portfolio is diversified with 40 different equity positions. The Company holds one equity security that comprises more than 10% of the equity value of the portfolio. The security represents 52.4% of the portfolio and consists of the common stock of Comstock Mining, Inc. ("Comstock" - NYSE MKT: LODE) which is included in the basic materials industry group. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 10% of its total portfolio value, that investment could eventually exceed 10% as a result of equity appreciation or reduction of other positions. A significant percentage of the portfolio consists of common stock in Comstock that was obtained through dividend payments by Comstock on its 7.5% Series A-1 Convertible Preferred Stock. Marketable securities are stated at fair value as determined by the most recently traded price of each security at the balance sheet date.

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the respective years.

For the years ended June 30,		**2012**		**2011**
Net (loss) gain on marketable securities	$	(4,444,000)	$	2,675,000
Net unrealized (loss) gain on other investments		(436,000)		11,565,000
Impairment loss on other investments		(917,000)		(976,000)
Dividend and interest income		1,251,000		1,540,000
Margin interest expense		(587,000)		(547,000)
Trading and management expenses		(1,058,000)		(1,030,000)
	$	(6,191,000)	$	13,227,000

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated from its Hotel operations, and general partner management fees and limited partnership distributions from Justice Investors, its real estate operations and from the investment of its cash in marketable securities and other investments.

Following the temporary suspension of operations in May 2005 for major renovations, the Hotel started, and continues, to generate positive cash flows from its operations. As a result, Justice was able to pay some limited partnership distributions in fiscal years 2008 and 2009. However, due to the significant downturn in the San Francisco hotel market beginning in September 2008 and the continued weakness in domestic and international economies, no Partnership distributions were paid in fiscal 2011 and 2010. During such periods, the Company had to depend more on the revenues generated from the investment of its cash and marketable securities and from its general partner management fees. Since we have seen significant improvement in the operations of the Hotel, and the San Francisco market in general, Justice was in a position to pay a limited partnership distribution in December 2011 in an aggregate amount of $1,000,000, of which Portsmouth received $500,000. The general partners of Justice will continue to monitor and review the operations and financial results of the Hotel and to set the amount of any future distributions that may be appropriate based on operating results, cash flows and other factors, including establishment of reasonable reserves for debt payments and operating contingencies.

The new Justice Compensation Agreement that became effective on December 1, 2008, when Portsmouth assumed the role of managing general partner of Justice, has provided additional cash flows to the Company. Under the new Compensation Agreement, Portsmouth is now entitled to 80% of the minimum base fee to be paid to the general partners of $285,000, while under the prior agreement Portsmouth was entitled to receive only 20% of the minimum base fee. As a result of increases in Hotel gross revenues in fiscal 2012, total general partner fees paid to Portsmouth for the year ended June 30, 2012 increased to $366,000, compared to $323,000 for the year ended June 30, 2011.

To meet its substantial financial commitments for the renovation and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. The principal balance of the Prudential Loan was $26,599,000 as of June 30, 2012.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of $119,000, calculated on a 30-year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is also without recourse to the limited and general partners of Justice. The principal balance of the Second Prudential Loan was $17,722,000 as of June 30, 2012.

Effective April 29, 2010, the Partnership obtained a modification of its $2,500,000 unsecured revolving line of credit facility with East West Bank that was to mature on April 30, 2010, and converted that line of credit facility to an unsecured term loan. The modification provides that Justice will pay the $2,500,000 balance on its line of credit facility over a period of four years, to mature on April 30, 2014. This term loan calls for monthly principal and interest payments of $41,000, calculated on a nine-year amortization schedule, with interest only from May 1, 2010 to August 31, 2010. Pursuant to the modification, the annual floating interest rate was reduced by 0.5% to the Wall Street Journal Prime Rate plus 2.5% (with a minimum floor rate of 5.0% per annum). The modification provides for new financial covenants that include specific financial ratios and a return to minimum profitability after June 30, 2011.

Management believes that the Partnership has the ability to meet the specific covenants and the Partnership was in compliance with the covenants as of June 30, 2012. As of June 30, 2012, the interest rate was 5.75% and the outstanding balance was $1,702,000.

Despite an uncertain economy, the Hotel has continued to generate positive cash flows. While the debt service requirements related to the two Prudential loans, as well as the term loan to pay off the line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future, management believes that cash flows from the operations of the Hotel and the garage will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

In January 2012, the Company sold its 24-unit apartment complex located in Los Angeles, California for $4,370,000. The Company realized a gain on the sale of real estate of $1,710,000 and received net proceeds of $4,111,000 from the sale after selling costs. The Company paid off the related mortgage note payable balance of $1,504,000.

In December 2011, the Company refinanced its $926,000 mortgage note payable on its 12-unit apartment building located in Los Angeles, California for a new 10-year mortgage in the amount of $2,095,000. The interest rate on the new loan is fixed at 4.25% per annum for the first 5 years and variable for the remaining 5 years, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in January 2022. The Company received net proceeds of approximately $1,122,000 from the refinancing.

In January 2011, the Company sold its 132-unit apartment complex located in San Antonio, Texas for $5,500,000 and recognized a gain on the sale of real estate of $3,290,000. The Company received net proceeds of $2,030,000 after selling costs and the pay-off of the related outstanding mortgage note payable of $3,215,000. The proceeds were placed with a third party accommodator for the purpose of executing a Section 1031 tax-deferred exchange for another property. In April 2011, the Company purchased a 9-unit beachside apartment complex located in Marina Del Rey, California for $4,000,000. As part of the purchase, the Company obtained a 10-year mortgage note payable in the amount of $1,487,000. The interest rate on the loan is fixed at 5.60% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in May 2021.

In February 2011, the Company refinanced its $715,000 adjustable rate mortgage note payable on its 9-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $1,265,000. The interest rate on the new loan is fixed at 5.89% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in March 2021. The Company received net proceeds of approximately $367,000 from the refinancing.

In February 2011, the Company refinanced its $958,000 adjustable rate mortgage note payable on its 14-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $1,855,000. The interest rate on the new loan is fixed at 5.89% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in March 2021. The Company received net proceeds of approximately $687,000 from the refinancing.

In December 2010, the Company modified its $5,932,000 mortgage note payable on the property located in St. Louis, Missouri. Prior to the modification of the mortgage note, the Company paid a fixed rate of 6.16%. Upon modification, the interest rate was based upon LIBOR (London Interbank Offered Rate) plus 3.5%. Concurrent to the modification of the note, the Company entered into a rate swap agreement in order to settle the variable rate (i.e., LIBOR) into a fixed rate of 1.35%, thereby allowing the Company to pay a total fixed interest rate of 4.85%. The swap agreement matures in May 2013. A swap is a contractual agreement to exchange interest rate payments. Under the swap agreement, the Company agrees to pay the bank (counterparty) a fixed rate and the bank agrees to pay the Company a floating rate. The interest rate swap agreement is being measured at fair value, but was not designated by the Company as a cash flow hedge. Should the Company terminate the swap contract prematurely, it would be required to pay the fair value of the swap valued at $60,000 as of June 30, 2012, which is recorded as a liability by the Company under "accounts payable and other liabilities" in the consolidated balance sheet.

The change in the fair value of the instrument is recognized and recorded in the "net unrealized gain (loss) on other investments and derivative instruments" in the consolidated statement of operations.

In November 2010, the Company refinanced its $1,641,000 adjustable rate mortgage note payable on its 27-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $3,260,000. The interest rate on the new loan is fixed at 4.85% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in December 2020. The Company received net proceeds of approximately $1,507,000 from the refinancing.

In November 2010, the Company also refinanced its $3,569,000 adjustable rate mortgage note payable on its 31-unit apartment building located in Los Angeles, California for a new 10-year fixed rate mortgage in the amount of $5,787,000. The interest rate on the new loan is fixed at 4.85% per annum, with monthly principal and interest payments based on a 30-year amortization schedule. The note matures in December 2020. The Company received net proceeds of approximately $2,078,000 from the refinancing.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Management believes that its cash, securities assets, and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

MATERIAL CONTRACTUAL OBLIGATIONS

The following table provides a summary of the Company's material financial obligations which also includes interest.

	Total	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Mortgage notes payable	$ 114,975,000	$ 34,158,000	$ 3,310,000	$ 5,445,000	$ 42,192,000	$ 794,000	$ 29,076,000
Other notes payable	2,072,000	372,000	1,695,000	5,000	-	-	-
Interest	25,678,000	6,483,000	4,503,000	4,083,000	2,042,000	1,605,000	6,962,000
Total	$ 142,725,000	$ 41,013,000	$ 9,508,000	$ 9,533,000	$ 44,234,000	$ 2,399,000	$ 36,038,000

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off balance sheet arrangements.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. Since Prism has the power and ability under the terms of its management agreement to adjust hotel room rates on an ongoing basis, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

The Company's residential rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is listed and trades on the NASDAQ Capital Market tier of the NASDAQ Stock Market, LLC under the symbol: "INTG". The following table sets forth the high and low sales prices for the Company's common stock for each quarter of the last two fiscal years ended June 30, 2012 and 2011 as reported by NASDAQ.

Fiscal 2012	High	Low
First Quarter (7/1 to 9/30)	$27.45	$21.04
Second Quarter (10/1 to 12/31)	$22.05	$17.26
Third Quarter (1/1 to 3/31)	$20.75	$17.51
Fourth Quarter (4/1 to 6/30)	$24.95	$18.15
Fiscal 2011		
First Quarter (7/ 1 to 9/30)	$16.94	$14.04
Second Quarter (10/1 to 12/31)	$25.94	$16.91
Third Quarter (1/1 to 3/31)	$22.80	$19.00
Fourth Quarter (4/1 to 6/30)	$25.46	$23.00

As of June 30, 2012, the approximate number of holders of record of the Company's Common Stock was 450. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in names of various brokers, clearing agencies or other nominees. Including beneficial holders, there are approximately 950 shareholders of the Company's Common Stock.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation
Portsmouth Square, Inc., Santa Financial Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation,
Portsmouth Square Inc. and Santa Fe Financial Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, International Hospitality and Tourism Consultant and University Lecturer

GARY N. JACOBS
Secretary and Director
Attorney at Law; Partner, Glaser Weil Fink Jacobs Howard Avchen & Shapiro, LLP

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

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ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report for the fiscal year ended June 30, 2012 to the Securities and Exchange Commission on Form 10-K may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
10940 Wilshire Blvd., Suite 2150, Los Angeles, California 90024

The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are also available on the Company's website at www.intgla.com and through the Securities and Exchange Commission's website (http://www.sec.gov).

AUDITORS
Burr Pilger Mayer, Inc.
600 California Street, Suite 1300
San Francisco, California 94108

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
Telephone: 800-937-5449
Website: www.amstock.com



The

InterGroup

Corporation

10940 Wilshire Boulevard, Suite 2150
Los Angeles, California 90024